FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 For the month of July, 2025 Commission File Number: 001-12518 Banco Santander, S.A. (Exact name of registrant as specified in its charter) Ciudad Grupo Santander 28660 Boadilla del Monte (Madrid) Spain (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

BANCO SANTANDER, S.A. ________________________ TABLE OF CONTENTS Item 1. Press Release regarding January - June 2025 Results

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 1 Santander reports a 19% increase in earnings per share after record first-half profit of €6,833 million Eight million new customers, bringing the total to 176 million Half-year profit rose 13% year-on-year Return on tangible equity (RoTE) increased to 16% post-AT1 CET1 capital ratio reached 13% thanks to strong organic generation Madrid, 30 July 2025 - PRESS RELEASE • Revenue was stable (€31 billion), with the bank achieving record net fee income (+3% year-on-year)1.1 • Operating expenses fell by 0.4%, reflecting the bank’s transformation towards a simpler, more digital and integrated model. As a result, the efficiency ratio improved to 41.5%, its best level in over 15 years. • Credit quality improved, with cost of risk at 1.14% (-7 basis points), reflecting the strength of the diversified balance sheet and historically low levels of unemployment across most of Santander’s markets. • The sale of Santander Poland crystallizes value at 2.2x tangible book value, while the acquisition of TSB generates a return of >20%, increasing RoTE in the UK to 16% by 20282. This reflects Santander’s commitment to accretive capital redeployment. • The bank reaffirms 2025 targets and expects to deliver at least €10 billion in share buybacks from 2025 and 2026 earnings and excess capital ahead of the initial timetable3. • Today, Santander announces a new share buyback programme of c.€1.7bn, c.25% of the profit in the first half3. Ana Botín, Banco Santander executive chair, said: “Once again, we are delivering improving profitability and growth, adding eight million customers in the past year, resulting in a fifth consecutive quarter of record profit with RoTE reaching 16% and earnings per share up 19%. We are making excellent progress in executing our strategy with the deployment of shared global platforms, improving customer service and reducing the cost-to-serve. And we see considerable opportunities to continue creating value by leveraging our economies of scale in this way. Value accretive capital redeployment remains a top priority and the inorganic transactions announced recently are consistent with our strict capital hierarchy. The sale of Santander Poland crystalizes value at very attractive multiples, allowing us to both improve our share buyback targets and strengthen our franchise in the UK through the acquisition of TSB, which we expect to deliver a return on investment above 20% and a 4% increase in EPS by 2028. Amidst continuing geopolitical uncertainty, we are on track to meet all our targets for the year and remain confident that our track record of delivery plus the value of our diversification across both businesses and markets will allow us to outperform our peers in value creation.” 1 See notes on page 5.

Underlying income statement*

EUR million

	H1'25	H1'25 v H1'24	H1'25 v H1'24 (ex FX)	Q2'25	Q2'25 v Q2'24	Q2'25 v Q2'24 (ex FX)
Total income	31,010	0%	+5%	15,473	-1%	+5%
Operating expenses	-12,865	0%	+4%	-6,376	0%	+6%
Net operating income	18,145	0%	+5%	9,097	-2%	+4%
Net loan-loss provisions	-6,178	-1%	+6%	-3,017	-3%	+5%
Profit before tax	10,303	+8%	+13%	5,116	+4%	+10%
Attributable profit	**6,833**	**+13%**	**+18%**	**3,431**	**+7%**	**+13%**

(*) All references to variations in constant euros include Argentina in current euros. Summary of statutory figures at the end of this press release.

Underlying business performance

All variations are year-on-year unless otherwise stated.

Santander delivered an **attributable profit** of €6,833 million in the first half of 2025, up 13% compared to the same period last year. This marks the strongest first half on record, driven by robust net interest income, record net fee income, and lower costs and provisions. Profit in the second quarter alone was €3,431 million (+7%), setting a fifth consecutive quarterly record.

Q2'25 att. profit	H1'25 att. profit
€3.4bn +7%	**€6.8bn** +13%
Efficiency 41.5% -0.1pp	**RoTE post-AT1** 16.0% +0.9pp
CoR 1.14% -7bps	**CET1** 13.0% +0.5pp
TNAVps + Cash DPS	+16% YoY

The group continued to increase profitability and shareholder-value creation, with a return on tangible equity (**RoTE**) of 16% post-AT1 (up 0.9 percentage points), earnings per share (**EPS**) of €0.43 (up 19%), and tangible net asset value (**TNAV**) per share of €5.50 at the end of the first half of 2025. Including the cash dividends from 2024 results paid in November and May, total value creation (TNAV plus cash dividend per share) increased by 16%.

In the first half of 2025, customer funds (deposits and mutual funds) grew 6% in constant euros, with **deposits** up by 4% and mutual funds up 17% in constant euros. **Loans** rose 1% in constant euros to €1 trillion, as growth in lending within Consumer, Wealth and Payments offset a decline in volumes in CIB and slight fall in Retail due to lower volumes in SMEs and corporates, reflecting the bank's focus on profitable growth and capital optimization.

Total income for H1 2025 was flat year-on-year at €31,010 million (+5% in constant euros), on track to meet the 2025 target, as **record net fee income** (+3%, or +9% in constant euros, to €6,684 million) thanks to higher activity and customer growth offset a slight drop in **net interest income** (-3%, but +4% in constant euros excluding Argentina), which remained resilient despite a less favourable interest rate environment.

The **efficiency ratio** improved to 41.5%, reflecting the effect of the group's ONE Transformation programme, which provides greater operational leverage, improving business dynamics and promoting leaner and more agile structures.

The continued replacement of legacy technology with shared **global technology platforms**, such as Santander's cloud-based core banking platform Gravity, has helped the bank achieve cumulative savings of nearly €550 million since December 2022. Santander is one of the first major global banks to digitalize its core banking system, with Santander Spain completing its migration in June. These investments and initiatives have

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Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid)
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

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helped the bank reduce costs (-0.4% in euros in the first half of 2025) and achieve the best efficiency ratio in more than 15 years.

Provisions were down (-1%) as **credit quality** improved, reflecting the strength of the group's diversified balance sheet and its focus on active risk management. The cost of risk fell by seven basis points to 1.14%, in line with the 2025 target, with Retail and Consumer, which account for around 80% of loan-loss provisions, improving to 0.89% and 2.09%, respectively, while the **non-performing loan** (NPL) ratio also improved to 2.91% (-11 basis points), the lowest level in over 15 years.

The bank's **CET1 capital ratio** strengthened to 13%, up 0.1 percentage points in the quarter[4], at the top end of the bank's operating range of 12-13% after achieving the 2025 target ahead of schedule. This was driven by strong organic capital generation, which more than offset the expected shareholder remuneration[3] and other charges.

On 2 May, the bank paid a **final cash dividend** of 11 euro cents per share against 2024 earnings, resulting in a total cash dividend per share charged against 2024 of 21 euro cents, an increase of 19%. This was complemented by two share buyback programmes from 2024 earnings, amounting to approximately €3.1 billion in total. The bank has bought back 14% of its outstanding shares since November 2021. As a result, total shareholder remuneration against 2024 results was approximately €6.3 billion.

	2025 targets	H1'25
Revenue	c.€62bn	€31.0bn ✓
Fees	Mid-high single digit growth	+9% in constant euros, YoY ✓
Cost base	Down vs. 2024 in euros	-0.4% in euros, YoY ✓
CoR	c.1.15%	1.14% ✓
CET1[1]	13% operating range: 12-13%	13.0% ✓
RoTE post-AT1	c.16.5%	16.0% +0.9pp ✓
TNAVps + Cash DPS	Double-digit growth through-the-cycle	+16% ✓

Note: targets market dependent. Based on macro assumptions aligned with international economic institutions. TNAVps + Cash DPS includes the €10.00 cent cash dividend per share paid in November 2024 and the €11.00 cent cash per share paid in May 2025, executed as part of the shareholder remuneration policy.
(1) CET1 ratio phased-in, calculated in accordance with the transitory treatment of the CRR.

In application of the bank's shareholder remuneration policy[3], Santander announces today a share repurchase programme amounting to approximately €1,700 million, equivalent to around 25% of the group's profit in the first half of 2025. The regulatory authorization has already been obtained and its execution will commence tomorrow.

Strategy and outlook

Santander continues to make excellent progress in executing its strategic priorities, concentrating its footprint in the most connected markets and capturing economies of scale through ONE Transformation.

The agreement to sell 49% of Santander Poland simplifies the group and crystallized value at 2.2x tangible book value (TBV), while the TSB acquisition in the UK, priced at 1.45x TBV, deepens the group's presence in a high-quality, low-risk market. The bank expects the TSB transaction to generate a return on invested capital above 20% and accelerate profitability in the UK to 16% RoTE by 2028[2].

Meanwhile, the ongoing roll-out of global platforms and digital channels are scaling rapidly: Openbank has secured over $5 billion in US deposits and surpassed 100,000 customers in Mexico, and Zinia, Santander's check-out lender, finances Apple products in Germany and has partnered with Vodafone to finance mobile devices in the same country.

Looking ahead, advanced economies are forecast to grow steadily and emerging markets by around 3%, underscoring the strength of the bank's diversified footprint. Non-performing loans is at its best level in over 15 years, supported by historically low levels of unemployment across most of Santander's markets and continued discipline in risk management.

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As a result, Santander is **on track to meet all its 2025 targets** including revenue of c.€62 billion; mid-high single digit net fee income growth in constant euros; cost base down in euros; cost of risk of c.1.15%; CET1 of 13% (operating range of 12-13%); and RoTE of c.16.5% post-AT1.

Global businesses (H1 2025 vs H1 2024)

To better reflect the performance of each business, the year-on-year changes provided below are presented in constant euros unless stated otherwise. Variations in current euros are available in the financial report.

Retail & Commercial Banking's attributable profit grew 14% to €3,687 million driven by the good performance in revenue, supported by strong net fee income growth (+8%) and higher net interest income increasing in most units. The total number of customers increased by seven million, the efficiency ratio stood at 39.4% and cost of risk improved to 0.89%. ONE Transformation is also delivering solid results reflected in digital sales (+16%) and higher profitability, with a RoTE of 17.2% post-AT1. Loans fell 1% in line with the bank's strategic focus on profitability, with deposits up 3%.

H1'25	Revenue (€ bn)	Contribution to Group revenue	Efficiency	Profit (€ bn)	Profitability H1'25	Profitability 2025 targets
					RoTE post-AT1	
RETAIL	15.7 +2%	50%	39.4% +0.2pp	3.7 +14%	17.2% +0.2pp	c.17%
CONSUMER	6.4 +2%	20%	41.5% +0.9pp	1.0 -1%	10.4% -1.5pp	c.12%
CIB	4.4 +9%	14%	43.7% +0.4pp	1.5 +15%	20.8% +2.7pp	c.20%
WEALTH	2.0 +14%	7%	35.7% -1.5pp	0.9 +24%	67.3% -7.0pp	c.60%
					PagoNxt EBITDA margin	
PAYMENTS	2.8 +17%	9%	42.2% -4.6pp	0.3 +47%*	28.8% +8.7pp	>30%
					RoTE post-AT1	
GROUP	31.0 +5%		41.5% -0.1pp	6.8 +18%	16.0% +0.9pp	c.16.5%

Note: YoY changes in constant euros.
(*) Payments YoY variation excluding the PagoNxt write-downs in Q2'24 of our investments related to our merchant platform in Germany and Superdigital in Latin America (€243mn, net of tax and minority interests). Contribution to Group revenue as a percentage of total operating areas, excluding the Corporate Centre. Global businesses' RoTEs are adjusted based on Group's deployed capital; targets have been adjusted for AT1 costs.

Digital Consumer Bank's attributable profit fell 1% to €1,042 million, as an 11% increase in profit before tax, driven by higher net interest income and lower provisions, was not fully reflected in profit, affected by the impact of lower fiscal benefits following reduced electric vehicle demand in the US. The efficiency ratio stood at 41.5% and the cost of risk improved to 2.09%. Loans increased 2%, driven by auto (+4%), and deposits rose 10%, in line with the bank's strategy to reduce funding costs. The bank continued to enhance Openbank's value proposition since its recent launch in the US, Mexico and Germany.

CIB reported record attributable profit of €1,534 million (+15%) on the back of all-time high revenue of €4,354 million (+9%), with record fee income. CIB saw strong activity mainly driven by growth initiatives in Global Markets, after an excellent start to the year with market share improving in a more challenging context. The strategic focus on fee generation and capital-light business further improved profitability, with a RoTE of 20.8% post-AT1, while maintaining a leading position in efficiency (43.7%).

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Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid)
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

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Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 5 Wealth Management & Insurance, which includes the group’s private banking, asset management and insurance businesses, increased its attributable profit 24% to €948 million, with revenue increasing across all business lines. Assets under management (AuMs) reached new record levels at €514 billion (+11%), backed by very solid commercial dynamics, both in Private Banking (+8% in customers) and Santander Asset Management (+13% AuMs), and positive market performance. Payments generated an attributable profit of €335 million in the first half, up 47% even after excluding the charges in the second quarter of 2024 from discontinuing some platforms in Germany and Latin America, driven by double- digit revenue growth boosted by higher activity. In PagoNxt, Getnet's total payments volume (TPV) rose 15% and the number of transactions increased 7%. In Cards, spending increased 9% and transactions rose 6%. In fact, increased activity in PagoNxt and Cards puts the business on track with Santander’s key strategic priorities to capture scale through global platforms, with cost per transaction in PagoNxt falling 21% year-on-year, from 3.7 to 2.9 euro cents. Banco Santander is one of the largest banks in the world with 204,000 employees serving 176 million customers, 3.5 million shareholders, and a market capitalization at the end of June of €105 billion. 1 Reconciliation of underlying results to statutory results, available in the ‘Alternative Performance Measures’ section of the financial report at CNMV and at santander.com. 2 Transactions pending closing and subject to conditions, including regulatory approvals. 3 As announced on 1 July 2025, Santander intends to allocate at least €10bn to shareholder remuneration in the form of share buybacks, corresponding to the 2025 and 2026 results, as well as to the expected excess capital. This share buyback target includes: (i) buybacks that are part of the existing shareholder remuneration policy outlined below, and (ii) additional buybacks following the publication of annual results to distribute year-end excesses of CET1 capital. The current remuneration policy for the 2025 results, which the board intends to apply, will remain the same as for the 2024 results, consisting of a total shareholder remuneration of approximately 50% of the Group's reported profit (excluding non-cash and non-capital ratios impact items), distributed in approximately equal parts between cash dividends and share buybacks. The execution of the shareholder remuneration policy and share buybacks to distribute the excess CET1 capital is subject to corporate and regulatory decisions and approvals. 4 Phased-in ratios are calculated in accordance with the transitory treatment of the CRR. Does not include any expected impacts from recent inorganic transactions.

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 6 Key consolidated data (from financial report)

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 7

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 8 Important information Non-IFRS and alternative performance measures Banco Santander, S.A. (“Santander”) cautions that this document may contain financial information prepared according to International Financial Reporting Standards (IFRS) and taken from our consolidated financial statements, as well as alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures. The APMs and non-IFRS measures were calculated with information from Grupo Santander; however, they are neither defined or detailed in the applicable financial reporting framework nor audited or reviewed by our auditors. We use the APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider them to be useful metrics for our management and investors to compare operating performance between accounting periods. Nonetheless, the APMs and non-IFRS measures are supplemental information; their purpose is not to substitute the IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. APMs using environmental, social and governance labels have not been calculated in accordance with the Taxonomy Regulation or with the indicators for principal adverse impact in SFDR. For more details on APMs and non-IFRS measures, please see the 2024 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on 28 February 2025 (https://www.santander.com/content/dam/santander-com/en/documentos/informacion-sobre- resultados-semestrales-y-anuales-suministrada-a-la-sec/2025/sec-2024-annual-20-f-2024-en.pdf), as well as the section “Alternative performance measures” of Banco Santander, S.A. (Santander) Q2 2025 Financial Report, published on 30 July 2025 (https://www.santander.com/en/shareholders-and-investors/financial-and-economic-information#quarterly-results). Forward-looking statements Santander hereby warns that this document may contain 'forward-looking statements', as defined by the US Private Securities Litigation Reform Act of 1995. Such statements can be understood through words and expressions like 'expect', 'project', 'anticipate', 'should', 'intend', 'probability', 'risk', 'VaR', 'RoRAC', 'RoRWA', 'TNAV', 'target', 'goal', 'objective', 'estimate', 'future', 'ambition', 'aspiration', 'commitment', 'commit', 'focus', 'pledge' and similar expressions. They include (but are not limited to) statements on future business development, shareholder remuneration policy and NFI. However, risks, uncertainties and other important factors may lead to developments and results that differ materially from those anticipated, expected, projected or assumed in forward-looking statements. The important factors below (and others mentioned in this document), as well as other unknown or unpredictable factors, could affect our future development and results and could lead to outcomes materially different from what our forward-looking statements anticipate, expect, project or assume: • general economic or industry conditions (e.g., an economic downturn; higher volatility in the capital markets; inflation; deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the wars in Ukraine and the Middle East or the outbreak of public health emergencies in the global economy) in areas where we have significant operations or investments; • exposure to market risks (e.g., risks from interest rates, foreign exchange rates, equity prices and new benchmark indices); • potential losses from early loan repayment, collateral depreciation or counterparty risk; • political instability in Spain, the UK, other European countries, Latin America and the US; • changes in monetary, fiscal and immigration policies and trade tensions, including the imposition of tariffs and retaliatory responses; • legislative, regulatory or tax changes (including regulatory capital and liquidity requirements) and greater regulation prompted by financial crises; • acquisitions, integrations, divestitures and challenges arising from deviating management’s resources and attention from other strategic opportunities and operational matters; • climate-related conditions, regulations, targets and weather events; • uncertainty over the scope of actions that may be required by us, governments and other to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and potential conflicts and inconsistencies among governmental standards and regulations. Important factors affecting sustainability information may materially differ from those applicable to financial information. Sustainability information is based on various materiality thresholds, estimates, assumptions, judgments and underlying data derived internally and from third parties. Sustainability information is thus subject to significant measurement uncertainties, may not be comparable to sustainability information of other companies or over time or across periods and its inclusion is not meant to imply that the information is fit for any particular purpose or that it is material to us under mandatory reporting standards. The sustainability information is for informational purposes only, without any liability being accepted in connection with it except where such liability cannot be limited under overriding provisions of applicable law; • our own decisions and actions, including those affecting or changing our practices, operations, priorities, strategies, policies or procedures;

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 9 • changes affecting our access to liquidity and funding on acceptable terms, especially due to credit spread shifts or credit rating downgrade for the entire group or core subsidiaries; • our exposure to operational losses; and • potential losses associated with cyberattacks, data breaches, data losses and other security incidents Forward looking statements are based on current expectations and future estimates about Santander’s and third-parties’ operations and businesses and address matters that are uncertain to varying degrees, including, but not limited to developing standards that may change in the future; plans, projections, expectations, targets, objectives, strategies and goals relating to environmental, social, safety and governance performance, including expectations regarding future execution of Santander’s and third parties’ energy and climate strategies, and the underlying assumptions and estimated impacts on Santander’s and third-parties’ businesses related thereto; Santander’s and third-parties’ approach, plans and expectations in relation to carbon use and targeted reductions of emissions; changes in operations or investments under existing or future environmental laws and regulations; and changes in government regulations and regulatory requirements, including those related to climate-related initiatives. Forward-looking statements are aspirational, should be regarded as indicative, preliminary and for illustrative purposes only, speak only as of the date of this document and are informed by the knowledge, information and views available on such date and are subject to change without notice. Banco Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise, except as required by applicable law. Past performance does not indicate future outcomes Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or earnings (including earnings per share) will necessarily be the same or higher than in a previous period. Nothing mentioned in this document should be taken as a profit and loss forecast. Not a securities offer This document and the information it contains does not constitute an offer to sell nor the solicitation of an offer to buy any securities. Third Party Information In particular, regarding the data provided by third parties, neither Santander, nor any of its directors, managers or employees, either explicitly or implicitly, guarantees that these contents are exact, accurate, comprehensive or complete, nor are they obliged to keep them updated, nor to correct them in the case that any deficiency, error or omission were to be detected. Moreover, in reproducing these contents in by any means, Santander may introduce any changes it deems suitable, and may omit, partially or completely, any of the elements of this document, and in case of any deviation, Santander assumes no liability for any discrepancy.

SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Banco Santander, S.A. Date:    30 July 2025 By: /s/ José García Cantera Name: José García Cantera Title: Chief Financial Officer